Exhibit 99.1

395 de Maisonneuve Blvd. West Montreal QC H3A 1L6

www.domtar.com
Press Release
FOR IMMEDIATE RELEASE
DOMTAR TO CREATE LARGEST FINE PAPER COMPANY IN NORTH AMERICA
THROUGH COMBINATION WITH WEYERHAEUSER’S FINE PAPER BUSINESS
•	Enterprise value of new company to exceed US$6 billion
•	The “new Domtar” to be led by Domtar’s current President and CEO, Raymond Royer
•	Head Office in Montréal, Quebec; Headquarters of Operations in Fort Mill, South Carolina
Montreal, August 23, 2006 — Domtar Inc. (TSX/NYSE: DTC) today announced the creation of the largest manufacturer and marketer of uncoated freesheet paper in North America and the second largest in the world. Domtar has signed a definitive agreement to combine with Weyerhaeuser’s (NYSE: WY) fine paper business and related assets. The new company, to be called Domtar, will have its Head Office in Montréal, Quebec, while the Headquarters of Operations will be in Fort Mill, South Carolina. The transaction has been approved by the Boards of Directors of both companies.
“With this transaction, we are transforming Domtar into one of the world’s leading paper companies, presenting shareholders with new opportunities and creating a stronger company for employees and customers,” said Raymond Royer, Domtar’s President and Chief Executive Officer, who will lead the new company in the same capacity. “We are proactively enhancing the quality of our asset mix and taking decisive action to assure our future in a consolidating industry. In addition to more than doubling Domtar’s current paper production capacity, this compelling strategic and operational fit will make the new company financially stronger with prominent brands, a lower cost base and the necessary scale and scope to succeed in the highly competitive global marketplace”, added Mr. Royer.
Based on annualized Q2 2006 unaudited results for Domtar (excluding Norampac) and for Weyerhaeuser’s fine paper business, Domtar estimates the new company would generate approximately US$6.5 billion in sales and US$730 million in EBITDA, before synergies. The new company will have an enterprise value exceeding US$6 billion.
The “New Domtar”
The backbone of the new company will be six highly efficient world-class uncoated freesheet mills that will provide two-thirds of its more than five million tons of capacity. These mills, combined with a solid mix of specialty facilities, will make the new company one of the most efficient and cost-competitive paper companies in North America. The company will have an expanded North American reach and a wide range of well-known business and commercial printing paper brands. With greater access to volume, increased depth of product offerings, and better service through a wider geographic footprint, the company will be in a position to meet the needs of large and small customers alike throughout Canada and the United States. It will maintain the environmental leadership shown by both Domtar and Weyerhaeuser, notably through added capacity to expand its environmentally and socially responsible papers such as the EarthChoice® product line. (For more details on the new company see the “Fact Sheet” issued with this news release.)
Leadership Team
Mr. Royer, as President and CEO, will lead an organization of nearly 14,000 employees with a management team composed of executives from Domtar and Weyerhaeuser paper operations. This team includes Marvin Cooper, currently Weyerhaeuser’s Senior Vice-President, Cellulose Fiber & White Paper, Containerboard Manufacturing and Engineering, who will become Chief Operating Officer of the new company. Domtar’s current Senior Vice-President and Chief Financial Officer, Daniel Buron, will be the Chief Financial Officer.
Harold MacKay, counsel and former chairman and senior partner at the Regina, Canada-based law firm of MacPherson Leslie and Tyerman LLP, and an international advisor to Weyerhaeuser’s Board of Directors, will become non-executive Chairman of the new company’s 13-member Board of Directors — seven of whom will be nominated by Weyerhaeuser and six by Domtar. Mr. MacKay will resign his Weyerhaeuser advisory role before becoming Chairman of the “new Domtar”.
Synergies
It is anticipated that the new company will achieve approximately US$200 million in annualized synergies within two years, created by a combination of process optimization resulting in lower operating costs, reductions in transportation, logistics and purchasing costs, implementation of best-in-class business practices and sales and administrative cost reductions. The cost to implement these synergies is anticipated to be approximately US$100 million.
Transaction Structure
Under the terms of the transaction, which is structured as a “Reverse Morris Trust”, Weyerhaeuser’s fine paper business, consisting of 10 primary pulp and paper mills (seven in the United States and three in Canada), converting, forming and warehousing facilities and two sawmills will be transferred into a newly formed company for stock and a cash payment of US$1.35 billion to be provided by the new company through borrowings under a credit facility. Weyerhaeuser will distribute the shares of the new company to its shareholders in either a spin-off or split-off transaction at its own discretion. (A spin-off would provide a pro-
2 / 5

rata distribution of shares to Weyerhaeuser shareholders. A split-off would allow Weyerhaeuser shareholders the opportunity to exchange Weyerhaeuser shares for stock in the new paper business.) Domtar will combine with the newly formed company to create the “new Domtar”.
The combination will take place under a Plan of Arrangement. Under the Plan of Arrangement:
1.	All shares of Domtar will be automatically exchanged — on a one-for-one basis — for common shares of a Canadian subsidiary of the “new Domtar”.
2.	Following that, Domtar shareholders who are taxable Canadian residents can either exchange these shares for common shares in the “new Domtar” (which will be traded on the New York Stock Exchange and on the Toronto Stock Exchange) or they can receive the “new Domtar” Canadian subsidiary exchangeable shares (which will be traded on the Toronto Stock Exchange). The exchangeable shares are the economic equivalent of the common shares of the “new Domtar”, with equal dividend entitlement and voting rights at the level of the “new Domtar”. The exchangeable shares are exchangeable at any time at the option of the holder into the “new Domtar” common shares on a one-for-one basis.
3.	For taxable Canadian residents who choose the exchangeable shares, the transaction will be tax deferred. However, if they select to receive shares directly in the “new Domtar”, the transaction is taxable.
4.	Non-Canadian residents who are Domtar shareholders will automatically receive common shares in the “new Domtar” and for them the transaction will be taxable.
5.	The transaction is expected to be tax deferred to all U.S. holders of Weyerhaeuser shares.
At the time of the closing, the combined company will be owned approximately 55% by former Weyerhaeuser shareholders and 45% by former Domtar shareholders.
The combination is subject to approvals by the shareholders of Domtar by a special resolution, the Superior Court of Quebec, appropriate regulatory and other authorities, as well as customary closing conditions. The transaction is expected to close in the first quarter of 2007. Domtar and Weyerhaeuser will continue to operate separately until the transaction closes.
Applications will be made to list the shares of the “new Domtar” on the New York Stock Exchange and on the Toronto Stock Exchange, and the exchangeable shares on the Toronto Stock Exchange.
In due course, information relating to this transaction, including Domtar’s Management Proxy Circular in connection with the anticipated Special Meeting of Domtar shareholders to be convened to consider the transaction, will be prepared and distributed to holders of Domtar’s common and preferred shares. Special Meeting and record dates will be announced later.
3 / 5

Domtar’s financial advisors in this transaction are J.P. Morgan Securities Inc. and RBC Dominion Securities Inc., and its legal advisers are Debevoise & Plimpton LLP and Ogilvy Renault LLP.
Joint Financial Analysts Conference Call Information
Domtar and Weyerhaeuser will hold a live conference call with financial analysts at 9:30 a.m. Eastern (6:30 a.m. Pacific) today, August 23, to discuss this announcement. Financial analysts are invited to participate in the call by dialing 1-888-221-5699 at least 15 minutes before the call. Those calling from outside North America should dial 1-706-643-3795. Replays will be available for one week at 1-800-642-1687 (access code — 4924122) from within North America and at 1-706-645-9291 (access code — 4924122) from outside North America. Media and other interested individuals are invited to listen to the live broadcast on the Domtar corporate website at http://www.domtar.com./
Caution Concerning Forward-Looking Statements and Unaudited Financial Statements
Financial information contained in this press release reflecting the combination of Domtar and Weyerhaeuser’s fine paper business and related assets is based on unaudited “carve out” financial statements of Weyerhaeuser’s fine paper business and related assets as financial statements historically have not been prepared for Weyerhaeuser’s fine paper business and related assets. Such “carve out” financial statements were derived from historical accounting records of Weyerhaeuser. The historical operating results and cash flows of Weyerhaeuser’s fine paper business and related assets may not be indicative of what they would have been had such business been a stand-alone entity, nor are they necessarily indicative of what the future operating results and cash flows of such business may be in the future. Audited “carve out” financial statements of Weyerhaeuser’s fine paper business and related assets for the years ended December 31, 2005, 2004 and 2003 will be made available and included in Domtar’s Management Proxy Circular to be distributed to Domtar’s shareholders referred to above. There may be differences between such audited financial statements and the unaudited financial statements received by Domtar to date.
This press release contains forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s and the “new Domtar”'s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate”, “believe”, “expect”, “intend”, “aim”, “target”, “plan”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions and include, but are not limited to, statements about the anticipated benefits, savings and synergies of the combination of Domtar and Weyerhaeuser’s fine paper business and related assets, including future financial and operating results, the “new Domtar”'s plans, objectives, expectations and intentions, the markets for the “new Domtar”'s products, the future development of the “new Domtar”'s business, and the contingencies and uncertainties
4 / 5

to which the “new Domtar” may be subject and other statements that are not historical facts. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, the ability to integrate acquired businesses into existing operations, the ability to realize anticipated cost savings, the performance of manufacturing operations and other factors referenced herein and in Domtar’s continuous disclosure filings. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements are based upon what management believes to be reasonable estimates and assumptions, Domtar cannot ensure that actual results will not be materially different from those expressed or implied by these forward-looking statements. Unless specifically required by law, none of Domtar, Weyerhaeuser or the “new Domtar” assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risks and Uncertainties” in Domtar’s Management’s Discussion and Analysis (MD&A) for the financial year ended December 31, 2005, and under “Risks and Uncertainties” in Domtar’s MD&A for Q2 2006, as well as the risks of achieving the anticipated synergies and the integration of the two businesses. There is no assurance the transaction contemplated in this release will be completed at all, or completed upon the same terms and conditions described.
About Domtar
Domtar is the third largest producer of uncoated freesheet paper in North America. It is also a leading manufacturer of business papers, commercial printing and publication papers, and technical and specialty papers. Domtar manages according to internationally recognized standards 18 million acres of forestland in Canada and the United States, and produces lumber and other wood products. Domtar has approximately 8,500 employees across North America. The company also has a 50 percent investment in Norampac Inc., the largest Canadian producer of containerboard.

TICKER SYMBOL
DTC (TSX, NYSE)
- (30) -
5 / 5